Exhibit 1

COMPUGEN LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30, 2009	December 31, 2008
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,656	$4,650
Cash held in favor of other consortium partners	50	233
Short-term deposits	-	540
Marketable securities held to maturity	-	2,058
Investment in Evogene	3,991	3,858
Other accounts receivable and prepaid expenses	408	768

Total current assets	10,105	12,107

LONG-TERM INVESTMENTS:
Long-term lease deposits	25	41
Severance pay fund	1,174	1,038

Total long-term investments	1,199	1,079

PROPERTY AND EQUIPMENT, NET	721	1,058

Total assets	$12,025	$14,244

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$237	$472
Other accounts payable and accrued expenses	994	2,409
Deferred revenue	62	100
Liabilities related to discontinued operations	-	12

Total current liabilities	1,293	2,993

ACCRUED SEVERANCE PAY	1,340	1,248

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at September
30, 2009 (unaudited) and December 31, 2008; 28,605,800 shares issued and outstanding at September 30, 2009 (unaudited) and 28,512,440 shares issued and
outstanding at December 31, 2008	78	77
Additional paid-in capital	164,392	163,181
Accumulated other comprehensive income	4,165	4,198
Accumulated deficit	(159,243)	(157,453)

Total shareholders' equity	9,392	10,003

Total liabilities and shareholders' equity	$12,025	$14,244

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2009	2008
	Unaudited

Revenues	$225	$327

Cost of revenues	-	7
Research and development expenses, net of Government and other grants amounted to $ 697and $ 493 for the nine-month periods ended
September 30, 2009 and 2008, respectively	3,673	6,102
Marketing and business development expenses	660	1,002
General and administrative expenses	1,570	2,429

Total operating expenses	5,903	9,533

Operating loss	(5,678)	(9,213)

Financial income, net	217	438
Other income, net	3,657	39

Loss from continuing operations	(1,804)	(8,736)
Income (loss) from discontinued operations	14	(14)

Net loss	$(1,790)	$(8,750)

Basic and diluted net loss per share from continuing operations	$(0.06)	$(0.31)

Basic and diluted net loss per share from discontinued operations	$-	$-

Basic and diluted net loss per share	$(0.06)	$(0.31)

Weighted average number of Ordinary shares used in computing basic and
diluted net loss per share	28,526,084	28,408,597

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity	Total other comprehensive income (loss)
	Number	Amount

Balance as of January 1, 2008	28,323,811	$77	$161,158	$976	$(144,926)	$17,285

Employee options exercised	173,629	*) -	295	-	-	295
Issuance of shares to the CEO	15,000	*) -	25	-	-	25
Stock-based compensation relating to options and warrants issued to scientific advisory
board members and consultants	-	-	(100)	-	-	(100)
Stock-based compensation relating to options issued
to employees	-	-	1,803	-	-	1,803
Unrealized gain on the investment in Evogene	-	-	-	3,222	-	3,222	$3,222
Net loss	-	-	-	-	(12,527)	(12,527)	(12,527)

Total comprehensive loss							$(9,305)

Balance as of December 31, 2008	28,512,440	77	163,181	4,198	(157,453)	10,003

Employee options exercised	93,360	1	122	-	-	123
Stock-based compensation relating to options and warrants issued to scientific advisory
board members and consultants	-	-	131	-	-	131
Stock-based compensation relating to options issued
to employees	-	-	958	-	-	958
Realized gain on the investment in Evogene	-	-	-	(3,557)	-	(3,557)	$(3,557)
Unrealized gain on the investment in Evogene	-	-	-	3,524	-	3,524	3,524
Net loss	-	-	-	-	(1,790)	(1,790)	(1,790)

Total comprehensive loss							$(1,823)

Balance as of September 30, 2009 (unaudited)	28,605,800	$78	$164,392	$4,165	$(159,243)	$9,392

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2009	2008
	Unaudited

Cash flows from operating activities:

Net loss	$(1,790)	$(8,750)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation relating to options and warrants issued to
scientific advisory board members and consultants	131	(62)
Stock-based compensation relating to options issued to employees	958	1,289
Depreciation	252	-
Accrued severance pay, net	(44)	339
Interest and amortization of premium on deposits and marketable securities		82
Capital loss (gain) from property and equipment	(78)	8
Gain from the sale of Evogene shares	(3,723)	(13)
Payments to EC consortium partners	183	-
Increase in trade receivables	-	40
Decrease in other accounts receivable and prepaid expenses	438	533
Decrease in trade payables and other accounts payable and accrued expenses	(1,650)	(423)
Decrease in deferred revenue	(38)	(167)
Net cash used in discontinued operations operating activities	(12)	62

Net cash used in operating activities	(5,373)	(7,062)

Cash flows from investing activities:

Proceeds from redemption of deposits and marketable securities	2,598	10,000
Investment in bank deposits	-	-
Purchase of property and equipment	(23)	-
Decrease (increase) in long-term lease deposits	16	(81)
Proceeds from sale of investment in Evogene	3,557	(30)
Proceeds from sale of property and equipment	123	12

Net cash provided by investing activities	6,271	9,901

Cash flows from financing activities:

Exercise of options	108	275

Net cash provided by financing activities	108	275

Increase in cash and cash equivalents	1,006	3,114
Cash and cash equivalents at the beginning of the period	4,650	1,298

Cash and cash equivalents at the end of the period	$5,656	$4,412

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,
		2009	2008
		Unaudited

(a)	Non-cash activities:

	Exercise of options	$15	$-

	Sale of property and equipment on credit	$63	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:	–	GENERAL

a.	Compugen Ltd. (“the Company” or “Compugen”) is an early stage drug and diagnostic discovery company. The Company’s business is focused on developing and using predictive computer-based discovery platforms to discover potential therapeutic drug candidates and diagnostic biomarker candidates. The Company’s current focus is drug and biomarker discovery. The Company uses experimental biological processes to validate product candidates discovered by our predictive platforms. The Company seeks to enter into early stage commercial collaborations with third parties, to develop candidates that the Company has validated. The Company’s initial discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases.

The Company’s headquarters and research facilities are located in Israel.

b.	In 1999, the Company established a division focusing on agricultural biotechnology and plant genomics called Evogene Ltd. (“Evogene”). Evogene is an Israeli corporation primarily engaged in delivering improved plant traits to the agbio industry through the use of a platform combining computational genomics, molecular biology and breeding methods. Following an equity investment round with certain investors in February 2006, in which the Company’s holdings were diluted to less than 20% of Evogene’s Ordinary shares and through June 2007, the investment in Evogene was accounted for under the cost method of accounting, in accordance with Accounting Codification Statement (“ASC”) 323-10 (forrnerly Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”). During June 2007,Evogene completed an initial public offering on the Tel-Aviv Stock Exchange. Prior to the IPO, the excess of losses over investment in Evogene amounted to $ 466 and was presented as a liability included in the Company’s balance sheet that represents excess of losses sustained by Compugen over its investment through the deconsolidation date. In August 2008, Evogene signed a collaboration agreement involving shares equity investment with third party. In June 2009 the Company sold 1,000,000 of Evogene’s Ordinary shares to a third party in an “out of the stock exchange” transaction in return for $ 3,557. The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined is a specific identification. As a consequence of the IPO, the additional equity investment and the sale transaction, the Company currently holds 1,150,000 shares representing 3.9% of Evogene outstanding Ordinary shares.

As of September 30, 2009, the investment in Evogene was accounted for as available-for-sale marketable security in accordance with ASC 320-10 (formerly Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”)).

Available-for-sale securities are carried at fair value, with the recognized gains and losses reported as a separate component of shareholders’ equity under accumulated other comprehensive income in the consolidated balance sheet

c.	In August 2004, the Company spun off its computational chemistry activity into a wholly-owned subsidiary, Keddem BioScience Ltd. (“Keddem”).

From founding through the first quarter of 2007, Keddem experienced recurring losses from operations and had a net capital deficiency.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:	–	GENERAL (Cont.)

During the second quarter of 2007, in view of the fact that there were no assurances that additional financing would be achieved, the Company decided to suspend Keddem’s operations and as such, it was classified as discontinued operation in accordance with ASC 320-10 (formerly Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”) and ASC 205-20 (formerly EITF No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), in Determining Whether to Report Discontinued Operations”. Accordingly, the results of operations have been reclassified in the accompanying statements of operations as discontinued operations.

The Company’s balance sheets at September 30, 2009 and December 31, 2008 reflect the net current liabilities of Keddem as current liabilities related to discontinued operations.

In 2008, following the discontinuance of Keddem activities, Compugen entered into a term sheet agreement with Mada Ltd. (“Mada”), a newly formed company owned and managed by the two former Co-CEOs of Keddem, whereby, subject to a third party financing, the Company licenses the Keddem intellectual property to Mada, in exchange for royalties on any future revenues and certain access rights to any developed technology. Mada intends to seek third party funding for the development of this intellectual property, but can give no assurances that it will be successful in doing so.

d.	The Company’s loss for the period ended September 30, 2009 amounted to $ 1,790. The Company expects losses in the foreseeable future. The Company is still in the development stage and its ability to continue to operate is dependent upon additional financial support, until profitability is achieved.

The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of any budget deficit through the year of 2010. Such initiatives includs possible sale of its part in Evogene and financing rounds through shelf registration filed in August 2009.

e.	We evaluated subsequent events through October 30, 2009, the date this Quarterly Report on Form 6-K was filed with the Securities and Exchange Commission (SEC)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2008 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2008.

NOTE 3:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:	–	FAIR VALUE MEASURMENTS

The Company adopted ASC 820-10 (formerly SFAS No. 157, “Fair Value Measurements,”(as impacted by FSP Nos. 157-1 and 157-2)) effective January 1, 2008, with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. The Company measures marketable securities available-for-sale at fair value. Marketable securities are classified only within Level 1 for these assets are valued using quoted market prices. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of September 30, 2009 there are no foreign currency derivative contracts recorded in the Company’s balance sheet. As of December 31, 2008 foreign currency derivative contracts amount $ 41.

In April 2009, the FASB issued ASC 825-10 (formerly Staff Position No. SFAS 107-1) and ASC 270-10 (formerly APB 28- 1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS 107-1 and APB 28-1”)) which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The FSP is effective for interim reporting periods ending after June 15, 2009, unless early adopted together with ASC 820-10 (formerly FSP FAS 157-4), which the Company did not do.

The Company adopted ASC 825-10 (formerly FSP SFAS 107-1) and ASC 270-10 (formerly APB 28-1) as of April 1, 2009. As the ASC 825-10 does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on these consolidated financial statements.

NOTE 5:	–	DERIVATIVE INSTRUMENTS

None of the Company’s derivatives qualify for hedge accounting under ASC 815-10 (formerly Financial Accounting Standard Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”)). They are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of operations and included in financial income/expenses.

In the period ended September 30, 2009, the Company recorded net losses from hedging transactions in the amount of $ 41. In the year ended December 31, 2008, the Company recorded net losses from hedging transactions in the amount of $ 69.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:	–	COMMITMENTS AND CONTINGENCIES

a.	The Company’s headquarters and research facilities are located in Israel. Annual minimum future rental commitments under such non-cancelable operating leases are approximately as follows:

2009 *)	$93
2010	333
2011	333
2012	333

$1,092

*)	For the period October 1, 2009 – December 31, 2009

Rent expenses for the Company’s and the subsidiary’s facilities were approximately $ 286 and $ 380 for the periods ended September 30, 2009 and September 30, 2008 respectively.

b.	The Company provided a bank guarantee in the amount of $ 140 in favor of its offices’ lessor in Israel.

c.	Commitments in favor of the Government of Israel and other grants:

1.	As of September 30, 2009, the Company’s aggregate contingent obligations for payments to Office of the Chief Scientist and BIRD, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately to $ 5,992 and $ 500, respectively.

2.	Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if no income is generated from the results of the funded research program. If such income is generated, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following expiry of the term of the project. For every year that the Company does not make these repayments, the amounts to be repaid incrementally increase up to an amount of 150% in the fifth year following expiry of the term of the project. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

3.	Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated and the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR). For the period ended September 30, 2009 the Company has an aggregate of paid and accrued royalties to the OCS in the amount of $ 9. For the period ended December 31, 2008 the Company had an aggregate of paid and accrued royalties to the OCS in the amount of $ 2.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:	–	SUBSEQUENT EVENTS

On October 29, 2009, the Shareholders of the Company approved the recommendations of the Audit Committee and Board of Directors, granting 500,000 options to the Company’s Co-Chief Executive Officer and director, and granting of 200,000 options to the Company’s Chairman of the Board of directors. These options are exercisable at a price of $0.50 per share, the approximate market price at the time of such resolutions by the Audit Committee and the Board of Directors. These options will vest over a 4 year period beginning January 1, 2009. In addition, the Shareholders of the Company approved the recommendation of the Audit Committee and the Board of Directors to extend the exercise period for certain vested options held by the Company’s director and former Chief Executive Officer.